Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 6 DATED NOVEMBER 18, 2020
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Mezzanine Loan – NexMetro Canyon Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $11,195,000 (the “Canyon Mezzanine Loan”). The mezzanine borrower, NexMetro Canyon Member, LLC, a Delaware limited liability company (“Canyon Member”), plans to use the proceeds to develop cottage-like apartments, generally located near 27201 N Black Canyon Highway, Phoenix, AZ (the “Canyon Property”).

Canyon Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Canyon Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Canyon Mezzanine Loan, Canyon Member was capitalized with approximately $5,989,000 of equity capital from the Sponsor.

The Canyon Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, September 24, 2023 (the “Canyon Maturity Date”). The Canyon Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Canyon Mezzanine Loan amount, paid directly by Canyon Member.

Concurrent with the closing of the Canyon Mezzanine Loan, a senior loan of approximately $21,375,000 was secured (the “Canyon Senior Loan”). Aggregate with the Canyon Senior Loan, the Canyon Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 79.0%. The LTC ratio is the amount of the Canyon Senior Loan plus the amount of the Canyon Mezzanine Loan, divided by the total anticipated cost to construct the Canyon Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Canyon Property is located in the Phoenix metropolitan statistical area. The Phoenix market presents a strong opportunity arising from steady population and job growth that has solidified multifamily market fundamentals in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 17.7% from 2000 – 2019 compared to the United States’ estimated 6.1%).

As the Canyon Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Mezzanine Loan – NexMetro Magnolia Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,099,000 (the “Magnolia Mezzanine Loan”). The mezzanine borrower, NexMetro Magnolia Member, LLC, a Delaware limited liability company (“Magnolia Member”), plans to use the proceeds to develop cottage-like apartments, generally located at W Lower Buckeye Rd and S 75th Ave, Phoenix, AZ (the “Magnolia Property”).

Magnolia Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Magnolia Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Magnolia Mezzanine Loan, Magnolia Member was capitalized with approximately $3,142,000 of equity capital from the Sponsor.

The Magnolia Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, September 29, 2023 (the “Magnolia Maturity Date”). The Magnolia Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Magnolia Mezzanine Loan amount, paid directly by Magnolia Member.

Concurrent with the closing of the Magnolia Mezzanine Loan, a senior loan of approximately $16,925,000 was secured (the “Magnolia Senior Loan”). Aggregate with the Magnolia Senior Loan, the Magnolia Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.0%. The LTC ratio is the amount of the Magnolia Senior Loan plus the amount of the Magnolia Mezzanine Loan, divided by the total anticipated cost to construct the Magnolia Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Magnolia Property is located in the Phoenix metropolitan statistical area. The Phoenix market presents a strong opportunity arising from steady population and job growth that has solidified multifamily market fundamentals in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 17.7% from 2000 – 2019 compared to the United States’ estimated 6.1%).

As the Magnolia Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.